2AP Putnam Growth Opportunities Fund attachment
1/31/04 Semi-annual

Putnam Management has agreed to assume certain expenses incurred by the fund in connection with allegations of improper short-term trading activity. During the funds period ended January 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $69,126.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

74U1	(000s omitted)

Class A	62,325
Class B	57,129
Class C	5,309

74U2	(000s omitted)

Class M	2,059
Class R	-
Class Y	3,405

74V1

Class A	13.00
Class B	12.39
Class C	12.55

74V2

Class M	12.57
Class R	12.98
Class Y	13.18